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                                  Exhibit 11.1
              Statement Regarding Computation of Per Share Earnings
                     TB Wood's Corporation and Subsidiaries

                                December 29, 2000
                     (in thousands except per share amounts)


                                                   2000         1999      1998
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Net income                                        $6,145      $5,367     $7,890

Basic:
Net income per common share                        $1.12       $0.91      $1.34

Weighted average shares of common stock and
       equivalents outstanding                     5,468       5,896      5,874

Diluted:
Net income per common share                        $1.12       $0.91      $1.33

Weighted average shares of common stock and
       equivalents outstanding                     5,473       5,910      5,932







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